Via Facsimile and U.S. Mail
Mail Stop 6010


									December 22, 2005


Max Crisp
Executive Vice President and
Chief Financial Officer
Stewart Information Services Corporation
1980 Post Oak Boulevard
Houston, Texas 77056


Re:  	Stewart Information Services Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
      File Number:  001-02658


Dear Mr. Crisp:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 8

Critical accounting estimates, page 8

Title loss reserves, page 8

1. Please provide to us in disclosure-type format the following:
* Because IBNR reserve estimates are more imprecise, please disclose the amount of IBNR separately from case reserves.
* Include a discussion of why management determined that the percentage used to determine title losses was appropriate.
* Clarify whether the 0.1% change discussed is what management would expect as a reasonably likely scenario. If this is not the reasonably likely outcome, then revise the disclosure to include what a reasonably likely outcome would be.

Policy-issuing agency revenues, page 8

2. Please provide to us in disclosure-type format a discussion that quantifies the potential impact of the estimate on your financial position. Such information would potentially include but not be limited to the amount of the accrual for all periods, the adjustments made to this estimate in the past, and some sensitivity analysis related to this accrual.

Contractual obligations, page 11

3. Please provide to us in disclosure-type format a more detailed discussion of why management is unable to determine the expected payout of this reserve. Include a discussion of why this inability to predict the payment period of its reserves will not materially impact the ability to manage this business. Further, explain to us supplementally why you are unable to make these determinations when we note that other companies within your industry are able to estimate the period of payment.

* * * *

	Please provide us the additional information requested within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Vanessa Robertson, Staff Accountant, at
(202)
551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-
3674
if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
Senior Assistant Chief Accountant
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Max Crisp
Stewart Information Services Corporation
December 22, 2005
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